

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mr. Walter Cruickshank
Chief Financial Officer
Natural Blue Resources, Inc.
146 West Plant Street
Suite 300
Winter Garden, Florida 34787

February 24, 2010

RE: **Natural Blue Resources, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2008
        Filed April 15, 2009
        File No. 333-128060

Dear Mr. Cruickshank:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director